Mail Stop 4561

October 24, 2007

By U.S. Mail and Facsimile (703) 883-2511

Daniel L. Stevens
Chairman of the Board, President and Chief Executive Officer
Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651

Re: Home Federal Bancorp, Inc.
**   Registration Statement on Form S-1**
**   Filed September 25, 2007**
**   File No. 333-146289**

**   Home Federal Bancorp, Inc.**
**   Registration Statement on Form S-4**
**   Filed September 25, 2007**
**   File No. 3331-46292**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1.   Where comments on the Form S-1 also relate to the Form S-4, please make corresponding or appropriate changes to the Form S-4.

2.   Please include the informational proposals in the form of proxy.

3.   Please make corresponding, appropriate changes throughout the Form S-4 to state that shareholders are being asked to vote on the informational proposals. You may include a statement that the proposals will nonetheless become effective if shareholders approve the plan of conversion and reorganization.

4.   If you wish shareholders to vote on the adjournment or postponement of the meeting in order to solicit additional votes, please make this a separate item on the form of proxy and clearly and consistently disclose this matter as an item to be voted on throughout the document, as appropriate. Discretionary authority is unavailable when a procedural action is intended to be taken with respect to a substantive matter for which a proxy is solicited. *See* Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited.

5.   Also, we note your disclosure on the cover page of the prospectus/proxy and in the Notice of Special Meeting differs from that on the form of proxy regarding the vote on adjournment. Please revise to ensure the disclosure is consistent.

Cover Page

6.   The prospectus cover page indicates that you are offering 15,870,000 shares in the exchange, but you only register 11,051,604 shares. Either register the full amount, or revise the cover page disclosure.

Summary

7.   Briefly summarize how stockholder rights change or decrease as a result of the conversion. Consider a tabular presentation.

Risk Factors, page 4

8.   Please revise to eliminate risk factors that do not apply to the exchange offer, e.g., "Your subscription funds could be held for an extended time period."

9.   Please include risk factors that apply to the exchange offer. For example, please add a risk factor explaining that the value of the securities to be received varies depending on the success of the capital-raising part of the transaction; that if that part closes at the minimum level, the value of the securities received will be less that the current market price of the shares to be exchanged; and that there is currently a depressed market for shares in financial institutions.

10.   Please add a risk factor pointing out that virtually all recent second-step conversions now trade below the price at which they were priced initially.

How We Intend to Use the Proceeds from this Offering, page 24

11.   Since there are no proceeds from this offering (the exchange), this section is confusing. Generally, each prospectus contains information that belongs appropriately only to the other prospectus. Please revise both prospectuses in light of this comment.

Taxation, page 129

12.   This section should address the federal tax consequences of the transaction being registered. Please revise.

Exhibit 8.1

13.   In the opinion you must consent to the filing of the opinion as an exhibit (in this case, a registration statement on Form S-4) and to the discussion of the opinion in the prospectus. Please revise

Form S-1

14.   Revise to register the 401(k) participation interests based on the number of shares of common stock of Home Federal Bancorp that may be purchased with the current assets of Home Federal Bank's 401(k) Plan Trust. See Rule 457(h). Also, the plan should be a co-registrant.

Cover Page

15.   In the first bullet point, briefly summarize which depositors have priority, including the $50 deposit minimum for past depositors and the relevant dates.

16.   Expand the disclosure of a possible resolicitation offering to state whether a change in the offering range would also trigger a resolicitation and to briefly describe the procedure whereby prospective purchasers will be required to provide written notice of their intent to maintain, change or cancel orders or the order will be cancelled.

Table of Contents

17.   We reference the second sentence of the first paragraph; please advise the reason for the referenced statement and the jurisdictions in which your offering is unlawful.

18.   We reference the last two sentences of the first paragraph; please eliminate or qualify with a statement regarding your obligations under the Securities Act regarding the offer and sale of securities with a prospectus which does not reflect changes in the affairs of Home Federal Bancorp and the registrant.

Summary

19.   Please provide a website address here or in the main section.

Operating Strategy, page iv

20.   State whether there are any current plans regarding building, leasing or acquiring new branches or establishing or acquiring other financial service providers.

Reasons for the Conversion and Offering, page vii

21.   Clarify why you chose to make the offering at this time.

How We Will Use the Proceeds Raised From the Sale of Common Stock, page xii

22.   Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches, new lending or investment activities, establishing or acquiring other financial service providers, or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Risk Factors
Risks Related to Our Business, page 1
Our loans are concentrated to borrowers in our market area, page 5

23.   Expand the heading to be more specific concerning the risk involved.

Risks Related to this Offering, page 6

24.   In the first risk factor, disclose the reduction in ROE and ROA since the first step conversion.

25.   Noting the disclosure on page 141 that future benefit plans may be adopted without shareholder approval, revise to add a separate risk factor for this change in shareholder rights and include a cross-reference to the complete discussion on page 141.

How We Intend to Use the Proceeds From the Offering, page 12

26.   Discuss the estimated costs for opening a new branch.

27.   If specifics are known about the new products and services to be offered, please expand the disclosure on these uses of proceeds.

MD&A
Comparison of Financial Condition at June 30, 2007 and September 30, 2006, page 30

28.   Reference is made to the line item "Mortgage-backed securities, available for sale," where we note that the amount increased 1,269% over the prior period. If this is a change in management's strategy, please discuss.

Management

29.   Please substantially revise your Executive Compensation disclosure to comply with the changes to Items 402 and 404 and new Item 407 of Regulation S-K adopted on July 26, 2006 and effective for initial registration statements filed after December 14, 2006. *See* SEC Release Nos. 333-8655 (Proposing Release) and 333-8732 (Adopting Release).

30.   Include the required "Compensation Discussion and Analysis" section under your Executive Compensation disclosure.

31.   Include the new Compensation Committee Report disclosure.

32.   Revise the Summary Compensation Table to conform to the new rules for 2006 compensation. *See* Item 402.

33.   As appropriate, include the following tables: Grants of Plan-Based Awards Table, Outstanding Equity Awards at Fiscal Year-End Table, Option Exercises and Stock Vested Table, Pension Benefits Table, Nonqualified Deferred Compensation Table, Potential Termination or Change-in-Control Payments Table and the Director Compensation Table and the appropriate narrative disclosures. *See* Item 402(d) - (k).

34.   We note that Mr. Stevens receives additional benefits and that his total compensation set forth in the Summary Compensation Table is notably greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A,

the Commission stated that material differences in the compensation policies between the named executive officers should be discussed. Please address the difference in your new Compensation Discussion and Analysis section.

Transactions with Management, page 104

35.   Revise to comply with Item 404 of Regulation S-K. You must state, if such is the case, that the loans to management, 5% shareholders and immediate family: were made on substantially the same terms, *including interest rates and collateral,* as those prevailing at the time for comparable transactions with *other persons*. The statement must compare management's loan terms to *other persons*, not "non-insider employees." If this disclosure cannot be made, include appropriate alternative disclosure pursuant to Item 404(a).

Consolidated Financial Statements
General

36.   Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a current consent in any amendment.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief
Office of Financial Services

cc: John F. Breyer, Jr.
       Breyer & Associates PC
       8180 Greensboro Drive, Suite 785
       McLean, VA 22102